UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2020

(Date of Report (Date of earliest event reported))

LEGION WORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4275 Executive Square, Suite 200, La Jolla CA	92037
(Address of principal executive offices)	(ZIP Code)

(619) 452-1542

(Registrant’s telephone number, including area code)

Voting Common Stock

Warrants

Units consisting of 1 share of Voting Common Stock and

½ Warrant to Purchase ½ Share of Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Acquisition of Hello Bar LLC

On December 31, 2021, Legion Works, Inc. (the “Company” or the “Buyer”) acquired 100% of the membership interests in Hello Bar LLC (“Hello Bar”), a California limited liability company, for a purchase price of $2,750,000 (the “Purchase Price”) pursuant to the Membership Interest Purchase Agreement (the “Purchase Agreement”), filed as Exhibit 1A-6.2 to this Current Report on Form 1-U. Under the terms of the Purchase Agreement, the Buyer purchased Hello Bar from Michael Kamo (the “Seller”) who, prior to this transaction, held 100% of Hello Bar’s membership interests. The Seller, Mr. Kamo, also currently serves as Director and Chief Officer of Operations of the Company. As discussed in Article 2.1(b) of the Purchase Agreement, and in the Company’s Offering Circular dated Novermber 10, 2020, the parties to the Purchase Agreement obtained a third-party valuation of Hello Bar prior to agreeing to a Purchase Price, which included seeking offers through a broker from interested parties to establish a fair market value for Hello Bar. The parties agreed to a Purchase Price that is discounted from the third party valuation and is payable over two years with no accruing interest rate.

Under the terms of the Purchase Agreement:

Purchase Price

•	Buyer purchased 100% of the membership interests of Hello Bar for total consideration of $2,750,000, payable as follows:

o	Cash at closing of $950,000;

o	Promissory note, a form of which is attached as an exhibit to the Purchase Agreement (“Promissory Note”), for the balance of $1,800,000, which accrues no interest, and has the following repayment schedule:

■	$1,000,000 due in full on or before March 31, 2021 (the “Initial Maturity Date”);

•	The Buyer can extend the Initial Maturity Date to no later than December 31, 2021 (the “Extended Maturity Date”) for all or part of the amount due provided the Buyer notifies the Seller in writing at least 15 days prior to the Initial Maturity Date and no default exists under the Promissory Note;

■	$800,000 due in full after January 1, 2022, and before December 31, 2022 (the “Final Maturity Date”).

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PPP Loan

Hello Bar had received a loan under the Small Business Administration’s Paycheck Protection Program (the “PPP Loan”) in the amount of $92,111.00. Pursuant to the Purchase Agreement, Mr. Kamo agreed to either secure forgiveness of the PPP Loan or repay the outstanding balance of the PPP Loan. In the event Mr. Kamo is unable to secure forgiveness of the PPP Loan, the Company and Mr. Kamo may agree to reduce the principal amount due under the Promissory Note by an amount equivalent to the outstanding principal amount of the PPP Loan.

Working Capital Cash Deposit into Hello Bar’s Bank Account

In addition to the Purchase Price, the Company will deposit $50,000 into Hello Bar’s bank account to be available immediately for use as operating capital.

Amendment to the Company’s Bylaws

On January 6, 2021, The Company’s Board of Directors approved an amendment to the Company’s bylaws to remove the restrictions on the Company’s Voting Common Stock. Amendment No. 1 to the bylaws is attached as exhibit 1A-2C to this Current Report.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGION WORKS, INC.

Date: January 6, 2020	By:	/s/ Ryan Bettencourt
	Name:	Ryan Bettencourt
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit No.	Description
1A-2C	Amendment No. 1 to Bylaws
1A-6.2	Membership Interest Purchase Agreement for Hello Bar LLC, including form of promissory note

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